Exhibit (a)(1)(B)

TO:	Eligible Employees
FROM:	stockoptions@clearwire.com
SUBJECT:	IMPORTANT NEWS: Launch of Option for RSU Exchange Program
DATE:	May 9, 2011
IMPORTANT NEWS — PLEASE READ IMMEDIATELY. Should you choose to participate in this program, you must take action by 5:00 p.m. Pacific Daylight Time on June 7, 2011.
We are pleased to announce that today we have launched the voluntary Option for RSU Exchange Program (the “Exchange Offer”) that was previously announced in February. This program will give eligible employees a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of new Restricted Stock Units (“RSUs”). An RSU is a right to receive a share of Clearwire common stock on the vesting date without paying any purchase price. The number of new RSUs granted will be determined according to exchange ratios described below and in the Offer to Exchange document as well as other offering materials contained in the Schedule TO (“Tender Offer”) that has been filed with the Securities and Exchange Commission (collectively, the “Offering Materials”), all of which are available on the option exchange website referred to below. The Exchange Offer is a voluntary program, and we encourage you to carefully read the Offering Materials, which will help you to understand fully the risks and benefits of this exchange program and the terms and conditions of our offer.
ELIGIBILITY
Active U.S employees who hold options with an exercise price of $7.00 or above, are employed by Clearwire or one of its majority-owned subsidiaries on the date the Exchange Offer commences and remain employed through the date the Exchange offer expires, and are eligible to participate in Clearwire’s 2008 Stock Compensation Plan are eligible to participate in the Exchange Offer. Members of our Board of Directors and former employees of Clearwire are not eligible. Non-U.S. employees of Clearwire are not eligible due to tax, regulatory or other implications that are inconsistent with Clearwire’s compensation policies and practices. Employees on a leave of absence are eligible to participate in the Exchange Offer and will be provided all applicable information even if they do not have access to their Clearwire e-mail account while on leave.
OPTION FOR RSU EXCHANGE PROGRAM INFORMATION & WEBSITE
Eligible employees can participate online through the Option for RSU Exchange Program website (the “Exchange Website”) at https://clearwire.equitybenefits.com. Your username is your Clearwire e-mail address. Your initial password is the last 4 digits of your social security number (SSN). You will be prompted to reset your password during your initial login. Below you’ll find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the Exchange Website, which provides:
•	Information on how to participate in the Exchange Offer

•	Personal eligible stock option summary

•	Stock option exchange information by grant

•	A breakeven calculator

•	Links to supporting documents.
EXCHANGE DETAILS
•	Exchange Ratio: The exchange ratio determines the number of eligible stock options required to be surrendered (“exchanged”) in order to receive one new RSU (e.g. an exchange ratio of 1.75 to 1 means that 1.75 options must be surrendered for each new RSU). Below are examples of the application of the exchange ratio on exchanged options.

Exercise Price	Exchange Ratio	Example
$7.00 – $10.99	1.75-to-1	1,000 outstanding options would be exchanged for 571 RSUs
$11.00 – $16.99	2.5-to-1	1,000 outstanding options would be exchanged for 400 RSUs
$17.00 and up	3-to-1	1,000 outstanding options would be exchanged for 333 RSUs
KEY FEATURES OF THE NEW RSUs
•	Type of Award: Restricted Stock Units (RSUs)

•	Vest Schedule: Depends on the vesting percentage of the options exchanged. See below:

If the options exchanged are:	The new RSU vest schedule will be:
100% vested	2 years – 50% annually
75% vested	3 years – 33.3% annually
0% – 50% vested	4 years – 25% annually
•	Grant Date: The grant date will be the next business day following the completion of the Exchange Offer. The Exchange Offer is expected to end on June 7, 2011 which means the grant date will be June 8, 2011. If the Exchange Offer is extended, this date would also be extended.

•	Vesting Start Date: March 1, 2011
TIMING
•	The offering period begins now and will expire at 5:00 p.m. Pacific Daylight Time on June 7, 2011, or a later date if the offer is extended.

•	Elections made after the offer expiration deadline of 5:00 p.m. Pacific Daylight Time on June 7, 2011 will not be accepted.

•	Employees who participate in the exchange will be granted a new RSU grant in exchange for each eligible option grant tendered for exchange. The new RSU grant(s) will be available in the employee’s E*Trade account approximately 2-3 weeks after the exchange is complete.
HOW TO LEARN MORE
The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the Offering Materials before deciding to participate. Please login to the Exchange Website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.
Clearwire makes no recommendation as to whether you should participate in the Exchange Offer. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this program.
If you have any questions about this program, please contact stockoptions@clearwire.com.